Exhibit 99.1

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE NORTHERN DISTRICT OF GEORGIA

ATLANTA DIVISION

In re:	)	CHAPTER 11
)
CDC CORPORATION,	)	CASE NO. 11-79079-PWB
)
Debtor.	)
)

NOTICE OF ENTRY OF CONFIRMATION ORDER REGARDING

SECOND AMENDED JOINT PLAN OF REORGANIZATION FOR

CDC CORPORATION, AND OF BAR DATES FOR FILING

PROOF OF CERTAIN CLAIMS AND EQUITY INTERESTS

PLEASE TAKE NOTICE that on September 6, 2012 (the “Confirmation Date”), the Bankruptcy Court entered an Order (the “Confirmation Order”; Docket No. 551) confirming the “Second Amended Joint Plan of Reorganization for CDC Corporation” dated August 29, 2012 (the “Plan”; Docket No. 542),1 proposed by CDC Corporation, debtor and debtor in possession in the above-captioned case (the “Debtor”), and the Official Committee of Equity Security Holders of CDC Corporation.

PLEASE TAKE FURTHER NOTICE that, pursuant to the terms of the Plan, the Confirmation Order, or the Bankruptcy Court’s bar date order dated September 11, 2012 (the “Bar Date Order”; Docket No. 558), the following bar dates for filing proof of certain Claims and Equity Interests in the Chapter 11 Case have been established, and that any Claims or Equity Interests required to be filed, but not filed within the time set forth herein, will be forever barred from assertion and shall not be enforceable against the Debtor, the Liquidation Trust, the Disbursing Agent, or the Assets:

ADMINISTRATIVE CLAIMS BAR DATE

Administrative Claims must be filed with the Bankruptcy Court on or before November 6, 2012.

FEE CLAIMS BAR DATE

Fee Claims must be filed with the Bankruptcy Court on or before November 6, 2012.

EXECUTORY CONTRACT CLAIMS BAR DATE

Claims arising from a rejected executory contract must be filed with the Bankruptcy Court on or before November 6, 2012. Claims arising from the breach of an assumed executory contract or unexpired lease must be filed with the Bankruptcy Court by the date that is the later of: (i) November 6, 2012; or (ii) the first Business Day after the date that is thirty (30) days after the breach.

[1]	Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

REJECTION CLAIMS FOR INDEMNIFICATION OBLIGATIONS BAR DATE

Rejection Claims for Indemnification Obligations must be filed with the Bankruptcy Court on or before November 6, 2012.

PROOF OF INTEREST BAR DATE FOR OPTION INTERESTS, EQUITY RIGHTS, AND RESTRICTED STOCK AWARDS

Proofs of interest (exclusive of Common Shares, as defined below) in the Debtor, which include Option Interests, Restricted Stock Awards, and Equity Rights, must be filed with the Bankruptcy Court on or before November 6, 2012. (NOTE: There is no requirement to file a proof of interest to assert you are a holder of the Debtor’s “Common Shares”, which are the 35,634,820 shares of Debtor’s Class A common shares issued and outstanding, as adjusted for splits, as of the Debtor’s bankruptcy filing of October 4, 2011.)

COMPENSATED ENTITIES CLAIMS BAR DATE

Claims against the Debtor arising out of employment agreements, indemnity agreements, incentive plans or other agreements, plans, customs or practices of the Debtor and/or any direct or indirect subsidiary of the Debtor asserted by current or former officers, directors, managers, and/or employees of the Debtor and/or Debtor’s direct and indirect subsidiaries (the “Compensated Entities”) must be filed with the Bankruptcy Court on or before November 6, 2012.

PLEASE TAKE FURTHER NOTICE that the Plan, the Confirmation Order, the Bar Date Order, and the form to file a Proof of Interest for Option Interests, Equity Rights, and Restricted Stock Awards and/or Compensated Entities Claim may be obtained: (i) via download from the Bankruptcy Court’s website at www.ganb.uscourts.gov for registered users of the PACER and/or CM/ECF systems; (ii) via download from www.CDCCorpBankruptcy.com; or (iii) by written request (a) to CDC Corporation, c/o GCG, Inc., P.O. Box 9872, Dublin, OH 43017-5772 (via first class mail), or (b) sent via email to CDCCorp@gcginc.com.

Dated: September 11, 2012

LAMBERTH, CIFELLI, STOKES,	TROUTMAN SANDERS, LLP
ELLIS & NASON, P.A.	Attorneys for the Equity Committee
Attorneys for the Debtor	Bank of America Plaza
3343 Peachtree Road, N.E.	600 Peachtree Street, N.E., Suite 5200
East Tower, Suite 550	Atlanta, Georgia 30308-2216
Atlanta, GA 30326	(404) 885-3000
(404) 262-7373

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